CHINA SHOUGUAN MINING COPRPORATION

6009 Yitian Road

New World Center Rm. 3207

Futian District, Shenzhen

People’s Republic of China

Telephone 0086-755-82520008

Facsimile 0086-755-82520156

August 25, 2016

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Re:

China Shouguan Mining Corporation (the “company”)

Preliminary Proxy on Schedule 14A

Filed July 6, 2016

File No. 000-54432

Gentlemen:

In connection with our filing of amendment number 2 to our annual report on Form 10-K for the year ended December 31, 2014 and our above referenced proxy statement as amended and our response to the staff’s comment letter dated July 27, 2016, we In responding to our comments, we acknowledge that:

      ·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly contact us should you require anything further.

China Shouguan Mining Corporation

/s/ Feize Zhang

Feize Zhang, Chairman